NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TANZANIAN GOLD CORPORATION

To be held at

150 King Street West, Suite 200

Toronto, Ontario M5H 1J9

at 1:00 p.m. (Toronto time)

on Friday, February 25, 2022

Shareholders may attend the meeting via live audio webcast. Shareholders attending via webcast will not be able to vote their proxies at the meeting but will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Zoom meeting details are as follows:

Website:	www.zoom.com (Click on “Join a Meeting”)
Meeting ID:	842 0400 2447
Passcode:	366004
Find your local number:	https://us02web.zoom.us/u/kedvxVOu5R

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

150 King Street West, Suite 200

Toronto, ON  M5H 1J9

Toll Free: 1.844.364.1830

www.tangoldcorp.com

TO THE SHAREHOLDERS OF

TANZANIAN GOLD CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tanzanian Gold Corporation (the "Corporation") will be held at 150 King Street West, Suite 200, Toronto, Ontario, on Friday, February 25, 2022 at the hour of at 1:00 p.m., Toronto time, for the following purposes:

1.To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2021;

2.To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.To set the number of directors at seven;

4.To elect directors for the ensuing year;

5.To approve a special resolution of the Corporation’s shareholders to amend the Corporation’s Articles to change the name of the Corporation to “TRX Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve; and

6.To approve the Omnibus Equity Compensation Plan as more particularly described in the accompanying Information Circular; and

7.To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Out of necessary caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, directors, employees and other stakeholders, management encourages shareholders and others to vote by proxy in order to avoid physical attendance.

Shareholders are encouraged to vote by proxy and may attend the Meeting via live audio webcast. Shareholders attending via webcast will not be able to vote their proxies at the Meeting but will be afforded the opportunity to ask questions of management at the conclusion of the Meeting.

Zoom meeting details are as follows:

Website:	www.zoom.com (Click on “Join a Meeting”)
Meeting ID:	842 0400 2447
Passcode:	366004
Find your local number:	https://us02web.zoom.us/u/kedvxVOu5R

2

Shareholders are encouraged to vote by proxy, by mail, by telephone or electronically on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Corporation is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 14, 2022 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: Please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. Alternatively, the proxy can be voted by telephone or electronically as set forth in the form of proxy. To be used at the Meeting, completed proxies must be received by Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, prior to 1:00 p.m. (Toronto time) on Wednesday, February 23, 2022. The mailing address, telephone number and internet website of Odyssey Trust Company are set out in the form of proxy accompanying this notice.

DATED this 21st day of January, 2022.

By Order of the Board

“James E. Sinclair”

James E. Sinclair

Chair

150 King Street West, Suite 200

Toronto, ON  M5H 1J9

Toll Free: 1.844.364.1830

www.tangoldcorp.com

INFORMATION CIRCULAR

(As at January 21, 2022, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Gold Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation (“Shareholders”) to be held on Friday, February 25, 2022 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, OdysseyTrust Company (the “Transfer Agent”) at its offices at Proxy Dept., 409 Granville Street, Suite 350, Vancouver, BC, Canada, V6C 1T2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

A registered Shareholder may revoke a proxy by:

(a)signing a proxy with a later date and delivering it at the place and within the time noted above;

(b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment thereof,

(c) attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d) any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PROXIES AND

EXERCISE OF DISCRETION BY DESIGNATED PERSONS

Only Shareholders of record as at the close of business on of January 14, 2022 (the “Record Date”) who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon and the Shareholder has appointed one of the Designated Persons named in the form of proxy, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy and it is intended that the Designated Persons will vote the Common Shares represented by such proxy in favour of all matters identified in the proxy, including the appointment of the auditors, the setting of the number of directors at seven and the election of the nominees to the Corporation’s Board of Directors (the “Board”) and any other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NOTICE AND ACCESS

The Corporation is not sending the Meeting materials to registered Shareholders or Beneficial Shareholders using notice-and-access delivery procedures defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”, “Shares”, “common shares” or “shares”), of which 255,136,445 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)a shareholder has transferred the ownership of any shares after January 14, 2022, and

(ii)the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The by-laws of the Corporation provide that a quorum at any meeting of Shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

1. Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2021, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations, shareholders will not automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the form of proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

3.Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation at seven. The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at seven.

The shares represented by proxy will be voted FOR the resolution to set the number of directors at seven, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be voted against the resolution.

4. Election of Directors

Majority Voting

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The Board believes that each director should have the confidence and support of the shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If in respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will forthwith submit his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly refer the resignation to the Nominating Committee for consideration. The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the shareholders’ meeting. The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of seven directors, all of whom are elected annually. The term of office for each of the current directors of the Corporation expires at the Meeting. All of the current directors of the Corporation will be standing for re-election, except for Rosalind Morrow, who is not standing for re-election to the Board. Richard J. Steinberg is being nominated as a director as set forth below, and will also assume Rosalind Morrow’s position with the Audit and Compensation Committee following conclusion of the Meeting.

The seven persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the Designated Persons to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
Stephen Mullowney Mississauga, Ontario Chief Executive Officer and Director	CEO of the Company since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC).	February 25, 2021	Nil (4)
James E. Sinclair Sharon, Connecticut Chair and Director	Chair and Director, former CEO of the Company.	April 30, 2002	3,720,861
Dr. Norman Betts (2) (3) Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow.	January 4, 2005	245,799
Dr. William Harvey (3) Blue Springs, Missouri Director	Clinical Psychologist.	April 30, 2002	267,924

Andrew Cheatle Toronto, Ontario Director	Mining executive, geoscientist, and director. Mr. Cheatle is currently also a Non-Executive Director of Condor Gold plc.	October 29, 2020	Nil (4)
Shubo Rakhit (2) (3) Mississauga, Ontario Director

Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisitions with Echelon Wealth Partners. Prior senior positions  at several large investment banks and advisory firms including Canada’s major bank owned investment banks, BofA Securities, and KPMG. He has led over $80 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many complex strategic and capital solutions.

		March 15, 2021	Nil (4)
Richard J. Steinberg (2) Toronto, Ontario Nominee Director

Partner, Fasken Martineau DuMoulin LLP, an international business law firm, where Mr. Steinberg’s practice is focused on mergers and acquisitions and corporate finance. Richard advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross-border transactions. Richard’s corporate finance practice is focused on structured and cross-border financings, with extensive experience acting for both underwriters and issuers. Richard is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group.

		Nominee	Nil

(1)Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 21, 2022 is based on information furnished to the Corporation by the individual nominees.

(2)Member or nominee member of Audit and Compensation Committee.

(3)Member of Corporate Governance and Nominating Committee.

(4)Employment and director contracts included a common share bonus to be received in shares that immediately vested upon the appointment date of each individual to their role. The common shares have not yet been granted as of the date of filing and will be issued in due course.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Information Circular, other than as set forth below, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

•was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

•was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On March 7, 2013, Starfield Resources Inc. (“Starfield”) filed a notice of intention to make a proposal to its creditors while it undertook a sale and investment solicitation process in respect of its assets, undertakings and properties. Starfield was delisted from the TSX for failure to meet continued listing requirements on April 18, 2013. Norman Betts was a director of Starfield at that time.

Individual Bankruptcies

Within the ten years prior to the date of this Information Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

5. Amendment to Articles – Change of Name

Management of the Corporation intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, a special resolution (the “Name Change Resolution”) to amend the Articles of the Corporation to change the name of the Corporation to “TRX Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve. The complete text of the Name Change Resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“RESOLVED as a special resolution of the Corporation that:

1.pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta), the Articles of the Corporation be amended by changing the name of the Corporation to “TRX Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve;

2.any one director or officer of the Corporation is hereby authorized and directed to do all things and to execute all instruments, documents, articles of amendment or restated articles of incorporation as in their opinion may be necessary or desirable in order to give effect to this special resolution including but without limitation any restatement of the Articles of the Corporation; and

3.notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation.”

In order to be passed, the Name Change Resolution requires the affirmative vote of a 2/3 majority of the votes cast at the Meeting.

The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Name Change Resolution to approve the change of name.

6. Approval of Renewal of Omnibus Equity Incentive Plan

Effective June 26, 2019, the Corporation adopted an omnibus equity incentive plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by Shareholders at a meeting held on August 16, 2019.

The Omnibus Plan is an “evergreen” equity based compensation plan pursuant to the rules of the TSX and therefore Shareholder approval is required every three years in respect of the Omnibus Plan since the plan involves the issuance from treasury or potential issuance from treasury of securities of the Corporation.

Recommendation of the Board

The Board recommends that Shareholders vote in favour of the approval of the renewal of the Omnibus Plan Resolution as set forth below. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

Reasons for the Recommendation

In support of its recommendation to Shareholders to vote FOR the Omnibus Plan Resolution, the Board considered that the Omnibus Plan is an efficient and effective plan to provide the Corporation with a share-related mechanism to: (a) advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, (b) reward such persons for their sustained contributions and (c) encourage such persons to take into account the long-term corporate performance of the Corporation.

Eligible Participants

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Corporation or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Corporation or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Corporation or a subsidiary, (c) non-employee directors of the Corporation and (d) a consultant, employee or director of a consultant, who is engaged to provide bona fide services to the Corporation or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary, are eligible to participate in the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of :

•	stock options (“Options”), which may be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”);
•	restricted share units (“RSU”), which may be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (an “RSU Agreement”);
•	performance share units (“PSU”), which may be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”); and
•	deferred share units (“DSU”), which may be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”).

The Options, RSUs, PSUs, and DSUs granted pursuant to the Omnibus Plan are collectively referred to as “Omnibus Plan Awards” in this Circular.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of Common Shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Options

An Option entitles a holder thereof to purchase a Common Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the Common Shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Common Shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of Common Shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator (as defined below), but may not exceed 10 years from the grant date.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each DSU on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested DSU,  (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each PSU on a future date, generally upon the achievement of certain performance goals within the Corporation as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the Record Date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Plan Administration

The Omnibus Plan will be administered by the Board (the “Plan Administrator”). The Plan Administrator has sole and complete authority, in its discretion, to:

(a)determine the eligibility for Omnibus Plan Awards to be granted and the individuals to whom grants of Omnibus Plan Awards may be made;

(b)make grants of Omnibus Plan Awards, in such amounts, to such persons and, subject to the provisions of the Omnibus Plan, on such terms and conditions as it determines including without limitation:

(i)the time or times at which Omnibus Plan Awards may be granted;

(ii)the conditions under which: (A) Omnibus Plan Awards may be granted to participants; or (B) Omnibus Plan Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified performance goals;

(iii)the number of shares subject to the Omnibus Plan Awards;

(iv)the exercise price to be paid by a participant in connection with the purchase of shares subject to any Options;

(v)whether restrictions or limitations are to be imposed on the shares issuable pursuant to grants of any Omnibus Plan Awards, and the nature of such restrictions or limitations, if any; and

(vi)any acceleration of exercisability, vesting, or waiver of termination regarding any Omnibus Plan Awards, based on such factors as the Plan Administrator may determine;

(c)establish the form or forms of Option Agreements, RSU Agreements, DSU Agreements, and PSU Agreements (collectively, the “Grant Agreements”);

(d)cancel, amend, adjust or otherwise change the type of or the terms and conditions of any Omnibus Plan Awards under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Omnibus Plan;

(e)construe and interpret the Omnibus Plan and all Grant Agreements;

(f)adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Omnibus Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable laws; and

(g)make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Plan.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of Common Shares outstanding from time to time on a non-diluted basis; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. As of the date of this Circular, there are 255,136,445 Common Shares outstanding. After deducting the 7,351,000 Common Shares (2.88% of the issued and outstanding Common Shares of the Corporation as of the date hereof) reserved for issuance under existing incentive stock options and 5,623,000 Common Shares previously issued under the Omnibus Plan, there will be 12,529,644 Common Shares (4.91% of the issued and outstanding Common Shares of the Corporation as of the date hereof) available for issuance in aggregate under the Omnibus Plan. The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by Omnibus Plan Awards which have been exercised or terminated will be available for subsequent grants under the Omnibus Plan and the total number of Omnibus Plan Awards available to grant increases as the number of issued and outstanding Common Shares increases. Shareholder approval of the Omnibus Plan will be required every three years.

The aggregate number of Common Shares, (a) issuable to insiders (as defined in the Omnibus Plan) at any time under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. The annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options. For certainty, this annual limit does not apply to one-time sign-on awards for new Non-Employee Directors or grants made in lieu of cash fees.

Blackout Period

If a date of grant occurs or an Option expires during, or within 10 business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would result in tax penalties, the Option shall expire or the effective date of grant will be, 10 business days after the trading black-out period is lifted by the Corporation. The Market Price with respect to any such Option shall be calculated based on the five business days immediately preceding the effective date of grant.

Vesting and Exercisability

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Omnibus Plan Awards. The vesting schedule of any Omnibus Plan Awards granted pursuant to the Omnibus Plan shall be stated in the Grant Agreement for such Omnibus Plan Awards.

Cashless Exercise

A participant may, in lieu of exercising an Option for cash, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (a) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (b) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Common Shares, (the “In-the-Money Amount”) divided by the Market Price per Common Share as of the date such Option (or portion thereof) is exercised. The Company shall satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

Term

Although the Omnibus Plan does not stipulate a term for awards granted thereunder, other than Options, they must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Grant Agreement, which Grant Agreement may include an expiry date for a specific award.

Effect of Termination on Awards

At such time that a participant ceases to be a director, employee, consultant or officer of the Corporation, which either of directors or officers may be consultants or employees, or any subsidiary of the Corporation due to the resignation or termination of a participant’s employment with the Corporation with cause, all unvested Omnibus Plan Awards held by the participant shall expire and immediately terminate for no consideration.

At such time that a participant ceases to be a director, employee, consultant or officer of the Corporation, which either of directors or officers may be consultants or employees, or any subsidiary of the Corporation due to the termination of a participant’s employment with the Corporation without cause, a portion of any unvested Omnibus Plan Awards shall immediately vest based on a pro-rata portion of the number of Omnibus Plan Awards held on the date of termination and how long such Omnibus Plan Awards would have taken to fully vest had the participant’s employment not been terminated. Vested Omnibus Plan Awards must be exercised or surrendered to the Corporation by the participant before the earlier of: (A) the expiry date of such Omnibus Plan Award (as agreed upon when the Omnibus Plan Award was granted); and (B) the date that is 90 days after the Termination Date (as defined in the Omnibus Plan).

A participant’s eligibility to receive further grants of Omnibus Plan Awards under the Omnibus Plan shall cease at such time that a participant is ceases to be a director, employee, consultant officer or manager of the Corporation or any subsidiary of the Corporation.

Unless the Plan Administrator, in its discretion, otherwise determines, Omnibus Plan Awards shall not be affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation provided that the participant continues to be a director, employee or consultant, as applicable, of the Corporation or a subsidiary of the Corporation.

Notwithstanding the foregoing, the Plan Administrator may, in its discretion, at any time prior to or following the events contemplated above, or in an employment agreement, Grant Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant, permit the acceleration of vesting of any or all Omnibus Plan Awards or waive termination of any or all Omnibus Plan Awards, in the manner and on the terms as may be authorized by the Plan Administrator.

Where a participant becomes disabled, any Option or other Award held by such participant that has not vested as of the date of the disability of such participant shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award.

Where a participant’s employment, consulting agreement or arrangement is terminated by reason of death, any Option or other Award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time during the period that terminates the earlier of: (a) the expiry date of such award; and (b) one year from the date of death of such participant.

Change in Control

Except as may be set forth in an employment agreement, Grant Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant, the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause:

(a)the conversion or exchange of any outstanding Omnibus Plan Awards into or for rights of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined in the Omnibus Plan);

(b)outstanding Omnibus Plan Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Omnibus Plan Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; or

(c)any combination of the foregoing.

In taking any of the foregoing actions, the Plan Administrator will not be required to treat all Omnibus Plan Awards similarly in the transaction (subject to applicable stock exchange approval, if required). Notwithstanding the foregoing, in the case of Omnibus Plan Awards held by a participant that is a resident of Canada for the purposes of the Tax Act (a “Canadian Taxpayer”), the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to the terms of a change of control) any property in connection with a change of control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for the purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

Assignability

Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged unless otherwise approved by the Plan Administrator.

Amendment, Suspension or Termination of the Omnibus Plan

The Plan Administrator may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Omnibus Plan or any Omnibus Plan Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided however, that: (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any Omnibus Plan Awards granted thereunder may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of the participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or exchange requirements; and (b) any amendment that would cause an Omnibus Plan Award held by a U.S. Taxpayer to be subject to the additional tax penalty under Section 409A(1)(B)(i)(II) of the Code (as defined in the Omnibus Plan) shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

Without limiting the generality of the foregoing, but subject to the below, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Omnibus Plan for the purposes of making:

•any amendments to the general vesting provisions of each Omnibus Plan Award;

•any amendment regarding the effect of termination of a participant’s employment or engagement;

•any amendments to add covenants of the Corporation for the protection of participants, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the participants;

•any amendments consistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; or

•any such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the participants.

Notwithstanding the foregoing and subject to any rules of the exchange, shareholder approval will be required for any amendment, modification or change that:

•increases the percentage of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

•increases or removes the limits on Common Shares issuable or issued to insiders;

•reduces the Exercise Price of an Option except pursuant to the provisions of the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

•extends the term of an Omnibus Plan Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period of the Corporation);

•permits an Omnibus Plan Award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period of the Corporation);

•increases or removes the non-employee director participation limits;

•changes the eligible participants of the Omnibus Plan;

•permits Omnibus Plan Awards to be transferable or assignable other than for normal estate settlement purposes; or

•amendments to the plan amendment provisions.

TSX Approval

The TSX requires shareholder approval of security-based compensation arrangements that involve the issuance from treasury or potential issuance from treasury of securities of an issuer. As the Omnibus Plan provides for the potential issuance from treasury of securities of the Corporation, Shareholders will be asked to vote for or against the Omnibus Plan Resolution. The Omnibus Plan Resolution must be passed by the majority of the votes cast by Shareholders present or represented by proxy who are entitled to vote at the Meeting.

Resolution

“RESOLVED that:

1.The renewal of the Omnibus Plan of the Corporation, substantially as described in the Information Circular of the Corporation dated January 21, 2022, and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Corporation as are issued and outstanding from time to time, is hereby confirmed, ratified and approved as the omnibus equity plan of the Corporation and the Corporation has the ability to grant options and other awards under the Omnibus Plan;

2.The options and other awards to be issued under the Omnibus Plan, and all unallocated options and other awards under the Omnibus Plan, be and are hereby approved;

3.The Board is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the shareholders; and

4.Any one officer of the Corporation be, and is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of the Corporation. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), Rosalind Morrow and Shubo Rakhit, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance. Following the Meeting, it is expected that the Audit and Compensation Committee will be comprised of Norman Betts, Richard J. Steinberg and Shubo Rakhit, all of whom will be independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Corporation. No consultant or advisor has been retained by the Corporation to assist in determining compensation. The Audit and Compensation Committee engaged in the first quarter of the Corporation’s 2022 Fiscal Year Global Governance Advisors (“GGA”), an independent compensation advisor, to review and provide recommendations to the Committee regarding the Corporation’s executive and non-employee director’s compensation philosophy, peer group and compensation plan designs.

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion. The Corporation’s executive compensation program has three principal components:

1.base salary,

2.incentive bonus plan, and

3.equity compensation plans.

Base salaries for all employees of the Corporation are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience, together with the Corporation’s pay scale and any market information obtained, are considered in determining base compensation levels. The Corporation will implement a more regular review of base salaries in the marketplace in the future using third party experts.

Incentive bonuses are determined based on the Audit and Compensation Committee’s judgment of the performance of the Corporation and individual executives on an annual basis with reference to the financial position of the Corporation. Bonuses are largely determined on a discretionary basis with no set formula used to determine bonus amounts given the relative size of the Corporation and the new management team. That said, the Corporation plans to put in place a more structured incentive bonus plan design in the future with the help of its independent compensation advisor, GGA.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity-based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Implementation of a new incentive equity-based compensation plan and amendments to the existing plans are the responsibility of the Corporation’s Board. The Corporation’s equity compensation plans are discussed in more detail below, under the sub-heading, “Omnibus Equity Incentive Plan”.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Corporation is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its named executive officers (a “named executive officer” or “NEO”). A named executive officer as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)the Corporation’s chief executive officer (“CEO”);

(b)the Corporation’s chief financial officer (“CFO”);

(c)each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

All dollar amounts reported in Executive Compensation are in US funds.

Based on the foregoing definition, the Corporation had eight NEOs for the fiscal year ended August 31, 2021:

-Stephen Mullowney, CEO,

-Andrew Cheatle, COO,

-Jeffrey Duval, Former Acting CEO; Michael Leonard, CFO, Marco Guidi, Former CFO; Donna M. Moroney, Corporate Secretary, Peter Zizhou, Former General Manager, and Khalaf Rashid, Senior Vice-President, Tanzania.

The following tables set forth particulars concerning the compensation of the named executive officers for the Corporation’s last three fiscal years ended August 31, 2021, 2020 and 2019:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards ($)	Pension Value ($)	All Other Compensation ($) (2)	Total Compensation ($)
Stephen Mullowney, CEO (1)	2021 2020 2019	375,000 N/A N/A	200,000 (1) N/A N/A	500,000 (1, 12) N/A N/A	Nil N/A N/A	23,644 (1) N/A N/A	2,597 N/A N/A	1,101,241 N/A N/A
Andrew Cheatle, COO (3)	2021 2020 2019	218,750 N/A N/A	150,000 (3) N/A N/A	375,000 (3, 12) N/A N/A	Nil N/A N/A	23,644 (3) N/A N/A	21,783 (4) N/A N/A	789,177 N/A N/A
Jeffrey Duval, Former Acting CEO (5)	2021 2020 2019	96,075 198,590 180,145	N/A N/A N/A	Nil 572,533 (6) Nil	Nil Nil Nil	Nil Nil Nil	23,876 Nil Nil	119,951 771,123 180,145
Michael Leonard, CFO (7)	2021 2020 2019	112,500 N/A N/A	N/A N/A N/A	112,500 (7, 12) N/A N/A	Nil N/A N/A	Nil N/A N/A	4,283 N/A N/A	229,283 N/A N/A
Marco Guidi, Former CFO (8)	2021 2020 2019	29,555 57,625 56,590	N/A N/A N/A	Nil 42,939 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	29,555 100,564 56,590
Donna M. Moroney, Corporate Secretary (9)	2021 2020 2019	56,746 55,022 31,358	N/A N/A N/A	Nil 42,939 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,746 97,961 31,358
Peter Zizhou, General Manager (10)	2021 2020 2019	99,254 162,000 161,986	N/A N/A N/A	Nil 57,253 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	99,254 219,253 161,986
Khalaf Rashid, Senior Vice President, Tanzania (11)	2021 2020 2019	64,857 N/A N/A	50,000 (11) N/A N/A	112,500 (11, 12) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	227,357 N/A N/A

(1)

Mr. Mullowney was appointed as CEO effective December 1, 2020. Mr. Mullowney’s executive employment agreement includes an annual salary of $500,000, a one-time sign-on cash bonus of $200,000, minimum common shares bonus of $500,000 on his appointment date and $23,644 (converted from CAD $30,000 using US$ average exchange rate 1.2688 for fiscal 2021) maximum annual cash contribution to his retirement savings plan. The minimum common shares bonus of $500,000 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.

(2)	Consists of medical/insurance benefits, except for Mr. Cheatle’s amount.
(3)

Mr. Cheatle was appointed as a director effective October 29, 2020 and COO effective February 1, 2021. Mr. Cheatle’s executive employment agreement includes an annual salary of $375,000, a one-time sign-on cash bonus of $150,000, minimum common shares bonus of $375,000 on his appointment date and $23,644 (converted from CAD $30,000 using US$ average exchange rate 1.2688 for fiscal 2021) maximum annual cash contribution to his retirement savings plan. The minimum common shares bonus of $375,000 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.

(4)	This amount includes $17,500 director fees paid to Mr. Cheatle prior to his appointment as COO. Mr. Cheatle did not receive director fees upon his appointment as COO.
(5)	Mr. Duval resigned as Interim CEO effective November 30, 2020.
(6)	Consists of bonus compensation shares issued at a price of C$0.77 per share. US$ exchange rate average for fiscal 2020 was $1.3449.
(7)

Mr. Leonard was appointed as CFO on March 1, 2021. Mr. Leonard’s executive employment agreement includes an annual salary of $225,000, minimum common shares bonus of $112,500 on his appointment date. The minimum common shares bonus of $112,500 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.

(8)	Mr. Guidi resigned as CFO on February 28, 2021.
(9)	Donna Moroney was appointed as Corporate Secretary on April 1, 2019.
(10)	Mr. Zizhou resigned as General Manager on February 28, 2021.

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Corporation’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. See “Omnibus Equity Compensation Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table outlines all outstanding share-based and option-based awards as of August 31, 2021

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Share Based Awards ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stephen Mullowney, CEO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Andrew Cheatle, COO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Jeffrey Duval, Former Acting CEO	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Leonard, CFO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Marco Guidi, Former CFO	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna M. Moroney, Corporate Secretary	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Zizhou, Former General Manager	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khalaf Rashid, Senior Vice President, Tanzania	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Mullowney, CEO	Nil	500,000	Nil
Andrew Cheatle, COO	Nil	375,000	Nil
Jeffrey Duval, Former Acting CEO	Nil	Nil	Nil
Michael Leonard, CFO	Nil	112,500	Nil
Marco Guidi, Former CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	Nil	Nil
Peter Zizhou, Former General Manager	Nil	Nil	Nil

Khalaf Rashid, Senior Vice President, Tanzania	Nil	112,500	Nil
(1)

Figures in this column represent the value of the common share bonus to be received in shares that immediately vested upon the appointment date of each individual to their role. The common shares have not yet been granted as of the date of filing and will be issued in due course.

Long Term Incentive Plan Awards to NEOs

The Corporation has made long-term incentive plan awards during the fiscal year ended August 31, 2021 to NEOs of the Corporation. See “Omnibus Equity Incentive Plan” below.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Corporation adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.  The terms of the Omnibus Plan are discussed in more detail under the heading “Approval of Renewal of Omnibus Equity Incentive Plan” herein.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Equity Incentive Plan
For the Year Ended August 31,	Burn Rate
2021	Nil
2020	3.38%
2019	Nil

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Corporation’s current and prior equity compensation plans, as applicable, by the weighted average number of securities outstanding for the applicable fiscal year.

Outstanding RSUs

There are no RSUs outstanding as of August 31, 2021.

Pension Plan Benefits

In the executive employment agreement that the Company has entered with Mr. Mullowney and Mr. Cheatle with an annual cash contribution to their retirement savings plan to the maximum amount permitted under the Canadian Income Tax Act, subject to an annual maximum value of CAD $30,000.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan)	7,351,000	$0.41 CAD	12,513,055
Total	7,351,000	$0.41 CAD	12,513,055

Executive Compensation Agreements

The Corporation also has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its NEOs (Stephen Mullowney, Andrew Cheatle, Michael Leonard, Khalaf Rashid) with an indefinite term and provisions regarding base salary, cash signing bonuses, performance bonuses, minimum stock bonuses, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Each Senior Executive Agreement includes Termination and Change of Control Benefits.

The Corporation entered into the NEOs Employment Agreements on the following effective dates:

•	Stephen Mullowney (15th of October, 2020)
•	Andrew Cheatle (1st of February, 2021)
•	Michael Leonard (23rd of February, 2021)
•	Khalaf Rashid (18th of May, 2021)

Termination and Change of Control Benefits

The following employment contracts are in place whereby each person is entitled to termination or change of control benefits:

Stephen Mullowney

Pursuant to the Executive Employment Agreement with Stephen Mullowney, CEO, Mr. Mullowney is entitled to the following compensation in the event of termination without cause or should Mr. Mullowney resign for good reason:

•

During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;

•

During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;

•

During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer; and

•

During the fourth year and subsequent thereto, a lump sum payment equivalent to 2.5 times his base salary, 2.5 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer.

Mr. Mullowney is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Mullowney resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 36 months of base salary;

•	a lump sum payment equivalent to 3 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;

•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 36 months from the date of termination or the date upon Mr. Mullowney receives comparable benefits from another employee;
•

subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and

•

subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Andrew Cheatle

Pursuant to the Executive Employment Agreement with Andrew Cheatle, COO, Mr. Cheatle is entitled to the following compensation in the event of termination without cause or should Mr. Cheatle resign for good reason:

•

During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;

•

During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;

•

During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer; and

•

During the fourth year and subsequent thereto, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer.

Mr. Cheatle is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Cheatle resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 24 months from the date of termination or the date upon Mr. Cheatle receives comparable benefits from another employee;
•

subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and

•

subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Michael Leonard

Pursuant to the Executive Employment Agreement with Michael Leonard, CFO, Mr. Leonard is entitled to the following compensation in the event of termination without cause or should Mr. Leonard resign for good reason:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•

In the event Mr. Leonard accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end up on the commencement of the alternate employment and Mr. Leonard will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Leonard is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Leonard resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•

subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Khalaf Rashid

Pursuant to the Executive Employment Agreement with Khalaf Rashid, Senior Vice-President, Tanzania, Mr. Rashid is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Rashid resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•

subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Summarized below are the current severance obligations owed to the current NEOs upon a Termination without Cause or Termination following a Change of Control scenario, as of August 31, 2021. These figures exclude the value of benefits continuation.

	Termination without Cause		Change of Control
	Entitlement		Entitlement
Stephen Mullowney, CEO	1x Base Salary 1x Performance Bonus	$1 million	36 months Base Salary 3x Performance Bonus	$3 million
Andrew Cheatle, COO	1x Base Salary 1x Performance Bonus	$0.75 million	24 months Base Salary 2x Performance Bonus	$1.5 million
Michael Leonard, CFO	6 months Base Salary	$112,500	24 months Base Salary 2x Performance Bonus	$0.9 million
Khalaf Rashid, Senior Vice President, Tanzania	n/a	n/a	24 months Base Salary 2x Performance Bonus	$0.9 million

Table above assumes Performance Bonus is equal to Target of 100% of Salary for each executive.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Option-Based Awards ($)	Share-Based Awards (1) ($)	All Other Compensation ($)	Total ($)
James Sinclair	247,500 (2)	Nil	77,553	Nil	325,053
Norman Betts	38,734	Nil	25,245	Nil	63,979
William Harvey	61,940	Nil	Nil	Nil	61,940
Rosalind Morrow	55,169	Nil	Nil	Nil	55,169
Shubo Rakhit (3)	29,363	Nil	Nil	Nil	29,363
Ulrich Rath (4)	23,616	Nil	Nil	Nil	$23,616

(1)	Represents compensation received as share-based compensation
(2)	Includes $197,500 paid prior to Mr. Sinclair’s resignation as Executive Chair on April 27, 2021, and $50,000 in director fees paid subsequent to that date.
(3)	Mr. Rakhit was appointed as a director as of March 17, 2021.
(4)	Mr. Rath resigned as a director as of January 21, 2021.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairs is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on national and international levels – and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairs are usually first informally discussed among the members of the Audit and Compensation Committee before being formally considered and approved by the Board. Similar to other boards of similar size the directors receive a cash retainer and share-based awards. The share-based awards help to align director’s compensation with shareholder returns during the director's tenure on the board.

In the first quarter of the Corporation’s 2022 Fiscal Year, the Audit and Compensation Committee retained, Global Governance Advisors, an independent compensation advisor, to review and provide recommendations related to the director’s compensation.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the TSX Composite Index compiled by the TSX for the five most recently completed financial years. The TSX Composite Index is a total return index.

	08/31/2017	08/31/2018	08/31/2019	08/31/2020	08/31/2021
Tanzanian Gold Corporation	55.10	84.26	196.30	201.85	92.59
TSX Composite Index	104.21	106.91	108.09	108.56	135.31

The NEOs compensation during the period reported herein was not based on the Corporation’s cumulative return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph. As described above under the “Compensation Discussion and Analysis”, the Corporation’s executive compensation program consists of a cost combination of cash and share based compensation. When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is the corporate performance. As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.

Risk of Compensation Practices and Disclosure

The Board has not proceeded to a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board does not believe that the Corporation’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Norman Betts (Chair)	Independent (1)	Financial expert (2)
Rosalind Morrow(4)	Independent (1)	Financially literate (3)
Shubo Rakhit	Independent (1)	Financially literate (3)
Richard J. Steinberg (4)	Independent (1)	Financially literate (3)

(1)A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

(4)Following the Meeting, it is expected that Richard J. Steinberg will assume Rosalind Morrow’s position on the Audit and Compensation Committee.

For further details about the Audit and Compensation Committee, Shareholders are referred to the Corporation’s Form 20-F Annual Report dated November 29, 2021 (filed on SEDAR on November 29, 2021) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the Corporation’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project..

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 – Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board, in consultation with the Audit and Compensation Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Compensation Committee, has determined that the majority of its directors are independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Stephen Mullowney	Not independent	Mr. Mullowney is considered to have a material relationship with the Corporation by virtue of his position as CEO of the Corporation
James Sinclair	Not independent	James Sinclair is considered to have a material relationship with the Corporation by virtue of his position as Chair of the Corporation
Norman Betts	Independent	Not applicable – no material relationship
William Harvey	Independent	Not applicable – no material relationship
Richard J. Steinberg(1)	Independent	Not applicable – no material relationship
Andrew Cheatle	Not independent	Mr. Cheatle is considered to have a material relationship with the Corporation by virtue of his position as COO of the Corporation
Shubo Rakhit	Independent	Not applicable – no material relationship

(1)Nominee.

The Board consists of a majority of independent directors.

The following directors of the Corporation are presently directors of other reporting issuers:

Norman Betts:Adex Mining Inc., 49 North Resources Inc., Mimi’s Rock Corp., Canada House Wellness Group Inc. and Intellipharmaceutics International Inc.

Andrew CheatleCondor Gold PLC

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board allows for time after each Board meeting to meet without management and non-independent directors.

The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held eleven Board meetings since the beginning of the most recently completed financial year, which were attended by all directors.

Five Audit and Compensation Committee meetings were held since the beginning of the most recently completed financial year, which were attended by all committee members.

2.Board Mandate

The following is the mandate of the Board:

•Advocate and support the best interests of the Corporation;

•Review and approve strategic, business and capital plans for the Corporation;

•Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

•Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

•Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

•Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

•Select, evaluate, and compensate the senior management;

•Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;

•Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

•Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

•Monitor overall safety and environmental policies and programs;

•Monitor the development and implementation of programs for management succession and development; and

•Discharge such other duties as may be required for the good stewardship of the Corporation.

3.Position Descriptions

The Board has developed a written position description for the Chair of the Board which sets out Chair’s the duties and responsibilities. The Board does not at this time have formal position descriptions for the Chair of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and audit and compensation committee charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is available upon request from the Corporation at 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9. The code is posted on the Corporation’s website at www.tangoldcorp.com. The Code is also available for viewing on the SEDAR website at www.sedar.com. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Corporate Governance and Nominating Committee (the “CGN Committee”) comprised of independent directors Shubo Rakhit, Chair, Norman Betts and William Harvey. When a vacancy on the Board arises, the CGN Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the CGN Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the CGN Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

Board Succession: Commencing in Fiscal Year 2022, the CGN Committee has committed to overseeing a deliberate and gradual board refresh that will transform the make-up of the board. The goals of the board succession process are to bring in new members, enhance diversity and to ensure a gradual but effective transition of knowledge while maintaining an appropriate balance of skills and introducing, where appropriate additional mining engineering skills. The Board Succession and refresh process is a multi-year commitment, and may result from time to time a periodic imbalance of gender diversity. The Corporation’s long-term commitment is to attain a minimum of [30%] female representation by [2024].

7.Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), Rosalind Morrow and Shubo Rakhit, all of whom are independent for the purposes of NI 58-101. Following the Meeting, it is expected that the Audit and Compensation Committee will be comprised of Norman Betts, Richard J. Steinberg and Shubo Rakhit, all of whom will be independent for the purposes of NI 58-101.

The Audit and Compensation Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business development of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.Other Board Committees

The Board has appointed two committees, an Audit and Compensation Committee and a Corporate Governance and Nominating Committee.

The Audit and Compensation Committee is described above under “Compensation”.

The CGN Committee is described above under “Nomination of Directors”.

9.Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chair of the Audit and Compensation Committee who reviews the evaluations and submits a summary to the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. The Board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board, monitors the size of the Board to ensure effective decision-making.

10. Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The Audit and Compensation Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The Audit and Compensation Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation. For additional information regarding board renewal, refer to Board Succession under the Nomination of Directors section.

11. Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that Board candidates are identified and selected from the widest possible group of potential candidates. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

The Audit and Compensation Committee, under the supervision of the Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation's director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process. The Audit and Compensation Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Corporation is committed to gender diversity on the Board, as well as at the senior levels of management. In light of the Corporation's view that candidates should be selected from the widest possible group of qualified individuals, the Board will ensure, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation's commitment to diversity. See also “Targets Regarding the Representation of Women on the Board and in Executive Officer Positions” below.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, factors including but not limited to the level of representation of women in executive officer positions, professional experience, areas of expertise and personal character are considered when making executive officer appointments.

14. Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a formal target regarding women on the Board or in executive officer positions for the reasons set out above and the Corporation believes that adopting such a target may unduly restrict its ability to select, hire or promote the best candidate for the position in question.

15. Number of Women on the Board and in Executive Officer Positions

The Corporation currently has one female director representing 14.29% of the current Board and one female executive officer representing 25% of the Corporation's executive officers.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s financial statements for the year ended August 31, 2021 and Management’s Discussion & Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 21st day of January, 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

TANZANIAN GOLD CORPORATION

“James E. Sinclair”

James E. Sinclair,

Chair